Exhibit 99.1

YM BioSciences JAK Inhibitor CYT387 Shown Active in Multiple Myeloma
- CYT387 suppresses multiple signaling pathways, prevents proliferation and induces apoptosis in myeloma cells -
- Results published in July online edition of Leukemia -

MISSISSAUGA, Canada - Aug 4, 2011 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), today reported preclinical results for its JAK1/JAK2 inhibitor CYT387 in multiple myeloma (MM), published in the advance online edition of Leukemia on July 26, 2011. The results demonstrate that CYT387 can inhibit MM cellular proliferation in a time- and dose-dependent manner and induce apoptosis (cell death) in human myeloma cell lines (HMCL). Moreover, when used in combination with the conventional anti-MM therapies melphalan and bortezomib, CYT387 synergized in killing HMCL and primary MM tumor cells.

“Our pre-clinical evaluation of CYT387 has demonstrated that this orally bioavailable JAK inhibitor has promising anti-myeloma effects. In particular, the synergy demonstrated by CYT387 with common myeloma therapies bortezomib and melphalan make it a very attractive compound for further study,” said Dr. Chris Burns, Chief Scientific Advisor for YM BioSciences and an author of the publication.

“Janus kinases (JAKs) are involved in a range of signaling pathways exploited by malignant cells, so it is not unexpected that our JAK inhibitor shows promise in multiple myeloma,” added Dr. Nick Glover, President and CEO of YM BioSciences. “CYT387 continues to demonstrate a promising safety and efficacy profile in an ongoing Phase I/II trial in its lead indication, myelofibrosis. These results demonstrate the greater opportunity for our portfolio of JAK inhibitors to address a potentially broad range of indications beyond myelofibrosis, as well as their suitability to be developed in combination with existing therapies to possibly enhance overall efficacy.”

About CYT387:
CYT387 is an inhibitor of the kinase enzymes JAK1 and JAK2, which have been implicated in a family of hematological conditions known as myeloproliferative neoplasms, including myelofibrosis, and as well in numerous other disorders including indications in hematology, oncology and inflammatory diseases. Myelofibrosis is a chronic debilitating disease in which a patient's bone marrow is replaced by scar tissue and for which treatment options are limited or unsatisfactory. The U.S. Food and Drug Administration (FDA) has granted Orphan Drug Designation to CYT387 for the treatment of myelofibrosis. YM has also received positive opinions from the Committee for Orphan Medicinal Products of the European Commission to grant Orphan Medicinal Product Designation to CYT387 for the treatment of myelofibrosis.

YM BioSciences retains full global commercialization rights to CYT387.

For more information on the CYT387 Phase I/II trial, go to: http://clinicaltrials.gov/ct2/show/NCT00935987?term=cyt387&rank=1

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various partners will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel.  +1 905.361.9518
jsmith@ymbiosciences.com